FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated September 4, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: September 4, 2006	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	September 4, 2006

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its Meeting held in Mumbai today has approved the submission of an expression of interest to Reserve Bank of India (RBI) for amalgamation of United Western Bank (UWB) with ICICI Bank, pursuant to the order of moratorium announced by RBI in respect of UWB. ICICI Bank believes that UWB’s network of over 240 branches and extension counters can be leveraged to grow its rural and small & medium enterprise banking operations in particular and its overall distribution franchise in general.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'believes', 'can be', ‘grow’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

The proposed amalgamation would be governed by the provisions of Section 45 of the Banking Regulation Act, 1949. The power to direct that the amalgamation shall occur rests with the Government of India, which it may exercise on a recommendation by the Reserve Bank of India. There can be no assurance that the Reserve Bank of India will make such a recommendation or that the Government of India will issue such a direction or that the proposed amalgamation will be consummated, or of the time required to achieve such consummation. The terms of the proposed amalgamation would be contained in the scheme of amalgamation prepared by the Reserve Bank of India and notified by the Government of India, and there can be no assurance that such terms will not have an adverse impact on ICICI Bank. While the Reserve Bank of India may invite suggestions and objections, including from shareholders and creditors of ICICI Bank, it may or may not accept such suggestions or objections at its discretion. The proposed amalgamation and any future acquisitions or mergers may involve a number of risks, including deterioration of asset quality, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalise operations, or develop the skills required for new businesses and markets, or unknown and known liabilities, some or all of which could have an adverse effect on our business.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.